1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 3, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 33-23166; 811-05624)

Dear Ms. Smiley:

Thank you for your additional telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to certain changes to the Passport Overseas Equity Portfolio and Emerging Markets ex China Portfolio (“Post Effective Amendment 259”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 1, 2024. The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.

With respect to the third sentence of the third paragraph under “Fund Summary—Passport Overseas Equity Portfolio—Principal Investment Strategies,” which states “the equity securities in which the Fund may invest include common stock, preferred stock, convertible securities, depositary receipts, rights and warrants[,]” please confirm supplementally to the Staff whether deep out-of-the-money convertible securities are included as equity securities for purposes of the policy with regard to the investment of 80% of the Fund’s assets (the “80% Test”). Additionally, please confirm whether convertible securities constitute part of the Fund’s principal investment strategies.

Response 1.             The Registrant confirms that deep out-of-the-money convertible securities are included for purposes of the Fund’s 80% Test, although the Fund does not currently hold these securities in its portfolio. The Registrant confirms that convertible securities constitute part of the Fund’s principal investment strategies.

Comment 2.	The disclosure describing whether an issuer is considered to be from an emerging markets country included in the section entitled “Details of the Funds—Passport Overseas Equity Portfolio—Process” indicates “[b]y applying this test, it is possible that a particular issuer could be deemed to be located in more than one country.”

Please explain supplementally whether the securities issued by an issuer that is deemed to be in the U.S. and another country would be eligible for inclusion in the portfolio. If so, please add disclosure that even if an issuer is deemed to be from the U.S. but also another country that securities issued by such issuer could be included in the portfolio.

Response 2.             The Registrant confirms that, for purposes of whether an issuer is located outside the United States, if an issuer satisfies at least one prong of the test, the Registrant will deem the issuer to be located outside the United States. The Registrant also confirms that securities issued by an issuer that could be deemed to be from the U.S. and another country are eligible for inclusion in the portfolio. The Registrant respectfully declines to add disclosure at this time that even if an issuer is deemed to be from the U.S. but also another country that securities issued by such issuer could be included in the portfolio.

Statement of Additional Information

Comment 3.	Please supplementally confirm whether the Bitcoin exposure that would be obtained by the Funds through futures would be obtained only via cash-settled futures traded on the Chicago Mercantile Exchange.

Response 3.             The Registrant respectfully notes that Post-Effective Amendment No. 259 specifically related to two portfolios of the Registrant - Passport Overseas Equity Portfolio and Emerging Markets ex China Portfolio (each, a “Subject Fund”). The Registrant also respectfully notes that the Registrant’s Statement of Additional Information included in Post-Effective Amendment No. 259 included disclosure for all portfolios of the Registrant. As indicated in the “Investment Policies and Strategies” section of the Statement of Additional Information and in the “Bitcoin Exposure” disclosure, neither Subject Fund currently anticipates obtaining exposure to Bitcoin via cash-settled futures traded on the Chicago Mercantile Exchange or via other means.

Comment 4.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states “[t]he Fund may have exposure to Bitcoin indirectly through cash settled futures or indirectly through investments in pooled investment vehicles and exchange-traded products that invest in Bitcoin (“Bitcoin ETFs”), a privately offered investment vehicle that invests in Bitcoin.” Please consider revising this sentence to delete the reference to “pooled investment vehicles”, since such term encompasses “exchange-traded products”. Please confirm whether the Bitcoin ETFs in which a Fund may invest trade on U.S. regulated exchanges or foreign exchanges.

Response 4.             The Registrant respectfully acknowledges the comment and, with respect to other portfolios of the Registrant that may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update. Please also refer to the response to Comment 3 above.

Comment 5.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states that “the Fund’s investments in Bitcoin ETFs will not benefit from the protections and restrictions of [the Investment Company Act of 1940] and the regulations thereunder.” Please consider adding disclosure to reflect that Bitcoin ETFs are registered under the Securities Act of 1933 and the Securities Exchange Act of 1934 and, therefore, that such ETFs will benefit from the protections and restrictions of those laws.

Response 5.             The Registrant respectfully acknowledges the comment and, with respect to other portfolios of the Registrant that may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update. Please also refer to the response to Comment 3 above.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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